UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                                 TELEGLOBE INC.
                                (Name of Issuer)
                    ----------------------------------------

                           Common Shares, No Par Value
                         (Title of Class of Securities)
                    ----------------------------------------

                                    87941V100
                                 (CUSIP Number)
                    ----------------------------------------



            Timothy E. McGee                           Martine Turcotte                          Timothy E. McGee
           Corporate Secretary                       Chief Legal Officer                     Chief Legal Officer and
        Bell Canada Holdings Inc.                          BCE Inc.                            Corporate Secretary
    1000 rue de La Gauchetiere Ouest           1000 rue de La Gauchetiere Ouest                    Bell Canada
               Bureau 3700                               Bureau 3700                     1000 rue de La Gauchetiere Ouest
        Montreal (Quebec) H3B 4Y7                 Montreal (Quebec) H3B 4Y7                        Bureau 4100
                 Canada                                     Canada                          Montreal (Quebec) H3B 5H8
        Telephone: (416) 581-4488                 Telephone: (514) 870-4637                           Canada
                                                                                            Telephone: (416) 581-4488




             David G. Masse                            David G. Masse
               Secretary                          Secretary and Treasurer
           129201 Canada Inc.                       3632709 Canada Inc.
    1000 rue de La Gauchetiere Ouest          1000 rue de La Gauchetiere Ouest
              Bureau 3700                               Bureau 4100
       Montreal (Quebec) H3B 4Y7                 Montreal (Quebec) H3B 5H8
                 Canada                                    Canada
       Telephone: (514) 786-3891                 Telephone: (514) 786-3891

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:

                                Odin T. Larocque
                            Assistant General Counsel
                                   Bell Canada
                                   Bureau 4300
                        1000, rue de La Gaucheterie Ouest
                            Montreal (Quebec) H3B 5H8
                             Telephone: 514-870-6383



                                 June 18, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 9

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person
            BCE Inc.
         S.S. or I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 58,660,728
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            58,660,728
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         58,660,728
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
            X
 -------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         23.13%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     2 of 9

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person
            Bell Canada Holdings Inc.
         S.S. or I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 58,660,728
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            58,660,728
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         58,660,728
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
             X
 -------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         23.13%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     3 of 9

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         Bell Canada
         S.S. or I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 58,660,728
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            58,660,728
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         58,660,728
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
             X
 -------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         23.13%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     4 of 9

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         129201 Canada Inc.
         S.S. or I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 54,660,728
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            54,660,728
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         54,660,728
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
             X
 -------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         21.56%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     5 of 9

CUSIP No. 87941V100

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         3632709 Canada Inc.
         S.S. or I.R.S. Identification No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)  |_|
         (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

7.                                          Sole Voting Power

                                            0

8.               Number of Shares           Shared Voting Power
                   Beneficially
                      Owned                 4,000,000
                        By
                       Each
9.               Reporting Person           Sole Dispositive Power
                       With
                                            0

10.                                         Shared Dispositive Power

                                            4,000,000
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,000,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
            X

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         1.58%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


                                     6 of 9

         This Amendment No. 3 supplements and amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 10, 1999 as amended by Amendments 1 and 2 thereto (as so amended, the "Schedule 13D") by BCE Inc., a corporation incorporated under the Canada Business Corporation Act ("BCE"), with respect to the common shares, no par value (the "Common Shares"), of Teleglobe Inc., a corporation incorporated under the Canada Business Corporation Act (the "Company" or "Teleglobe"). The purpose of this Amendment No. 3 is to report the entry by BCE and (i) Teleglobe into the Amendment to Support Agreement made the 18th day of June 2000 (the "Amendment"), a copy of which is filed as Exhibit 3B hereto and incorporated by reference herein, and
(ii) the Troutt Group and Sirois Group into amendments to the Lock-up Agreements (the "Lock-up Amendments"), a copy of which is filed as Exhbit 3C hereto and incorporated by reference herein. Terms used but not defined herein have the meanings specified in the Schedule 13D.

Item 3.  Source and Amount of Funds or other Consideration.

         The Amendment provides, among other things, for effecting the Offer (as defined in the Support Agreement) by means of an Alternative Plan of Arrangement under Section 192 of the Canada Business Corporations Act and amendment of the Share Exchange Ratio and the Alternative Share Exchange Ratio (as such terms are defined in the Support Agreement). As described in the Press Release referred to below, pursuant to the Amendment, holders of Teleglobe common shares will receive 0.91 of a BCE share (less nominal cash consideration) per Common Share and can elect to receive up to 20% of the BCE share component in cash. Pursuant to the Lock-up Amendments, the Troutt Group and the Sirois Group have agreed to the terms of the Amendment. The Amendment and the Lock-up Amendments are described in the press release by BCE dated June 19, 2000 (the "Press Release"), a copy of which is filed as Exhibit 3D hereto and is incorporated herein by reference.

Item 4.  Purpose of Transaction

         The purpose of the Amendment and Lock-up Amendments is to amend the terms of the Offer and to provide for the Alternative Plan of Arrangement.

         Except as described in the Schedule 13D, this Amendment No. 3, the Amendment, the Lock-up Amendments or the Press Release, all of which are incorporated by reference herein, none of BCE, BCH, Bell Canada, 129201 or 3632709 nor any person controlling such companies, nor any of the persons named in Exhibit A to the Schedule 13D, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Teleglobe.

         BCE has entered into the Amendment and the Lock-up Amendments which are described in the Press Release and copies of which are filed as exhibits hereto and incorporated by reference herein.


Item 7.  Material to be Filed as Exhibits

Schedule 1 Ownership of Teleglobe Common Shares by Directors and Officers of BCE, BCH, Bell Canada, 129201 and 3632709 (supersedes Schedule 1 filed March 15, 2000)

Exhibit A    Directors and Officers of BCE, BCH, Bell Canada, 129201 and 3632709
             (supersedes Exhibit A filed March 15, 2000)

Exhibit 3A Amendment to Support Agreement dated June 18, 2000 between BCE and Teleglobe

Exhibit 3B Amendments to Teleglobe Inc. Lock-up Agreements dated June 18, 2000 between BCE and the Troutt Group and Sirois Group

Exhibit 3C   Press Release by BCE dated June 19, 2000


                                SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2000                         BCE INC.

                                             By  /s/ Martine Turcotte
                                             -----------------------------------
                                             Name: Martine Turcotte
                                             Title: Chief Legal Officer

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2000                         BELL CANADA HOLDINGS INC.


                                             By /s/ Timothy E. McGee
                                             -----------------------------------
                                             Name: Timothy E. McGee
                                             Title: Corporate Secretary




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2000                         BELL CANADA

                                             By /s/ Timothy E. McGee
                                             -----------------------------------
                                             Name: Timothy E. McGee
                                             Title: Chief Legal Officer and
                                                       Corporate Secretary


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2000                         129201 CANADA INC.


                                             By /s/ David G. Masse
                                             -----------------------------------
                                             Name:  David G. Masse
                                             Title: Secretary


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2000                         3632709 CANADA INC.


                                             By /s/ David G. Masse
                                             -----------------------------------
                                             Name:  David G. Masse
                                             Title: Secretary and Treasurer

                                                                      SCHEDULE 1
                                                                      ----------


                              BCE INC., BELL CANADA,
                          BELL CANADA HOLDINGS INC. AND
                   129201 CANADA INC. and 3632709 CANADA INC.
                             DIRECTORS AND OFFICERS
                      HOLDINGS IN SHARES OF TELEGLOBE INC.
                   ------------------------------------------



Directors of BCE Inc.

Jean C. Monty                            10,000

Guy Saint-Pierre                            300



Officers of BCE Inc.

Michael T. Boychuk                          500

Jean C. Monty                            10,000

Barry W. Pickford                           300



Directors of Bell Canada

Jean C. Monty                            10,000

Guy Saint-Pierre                            300



Officers of Bell Canada

Pierre J. Blouin                            200

Michael T. Boychuk                          500

Bernard A. Courtois                         700

Tomasz S. Hope                              200

Sylvie Lalande                              600

Jean C. Monty                            10,000

Barry W. Pickford                           300

Normand Tremblay                            350      (350 shares purchased on
                                                      April 17, 2000)


Directors of Bell Canada Holdings Inc.

Jean C. Monty                            10,000

Guy Saint-Pierre                            300



Officers of Bell Canada Holdings Inc.

Jean C. Monty                            10,000





July 6, 2000

                                                                       EXHIBIT A
                                                                       ---------

Corporation:  129201 Canada Inc.

------------------------------------------------------------------------------------------------------------------------------

Directors and Citizenship                     Address                                         Occupation

bich, genevieve                               1000 rue de La Gauchetiere Ouest                Vice-President - Industrial Relations
Canadian                                      Suite 4100                                      Bell Canada
                                              Montreal, Quebec
                                              Canada H3B 5H8

Masse, David G.                               1000 rue de La Gauchetiere Ouest                Assistant Corporate Secretary
Canadian                                      Suite 4100                                      Bell Canada
                                              Montreal, Quebec
                                              Canada H3B 5H8

McGee, Timothy E.                             483 Bay Street                                  Chief Legal Officer and
Canadian                                      Floor 6 North                                   Corporate Secretary
                                              Toronto, Ontario                                Bell Canada
                                              Canada M5G 2E1


Officers and Citizenship                      Address                                         Occupation

Masse, David G.                               1000 rue de La Gauchetiere Ouest                Secretary
Canadian                                      Suite 4100
                                              Montreal, Quebec
                                              Canada H3B 5H8

McGee, Timothy E.                             483 Bay Street                                  Chairman and President
Canadian                                      Floor 6 North
                                              Toronto, Ontario
                                              Canada M5G 2E1

Ruggins, Leonard F.                           1000 rue de La Gauchetiere Ouest                Vice-President and Treasurer
Canadian                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7


Corporation: 3632709 Canada Inc.

------------------------------------------------------------------------------------------------------------------------------

Directors and Citizenship                     Address                                         Occupation

bich, genevieve                               1000 rue de La Gauchetiere Ouest                Vice-President - Industrial Relations
Canadian                                      Suite 4100                                      Bell Canada
                                              Montreal, Quebec
                                              Canada H3B 5H8

Masse, David G.                               1000 rue de La Gauchetiere Ouest                Assistant Corporate Secretary
Canadian                                      Suite 4100
                                              Montreal, Quebec
                                              Canada H3B 5H8


Officers and Citizenship                      Address                                         Occupation

bich, genevieve                               1000 rue de La Gauchetiere Ouest                President
Canadian                                      Suite 4100                                      Bell Canada
                                              Montreal, Quebec
                                              Canada H3B 5H8

Masse, David G.                               1000 rue de La Gauchetiere Ouest                Secretary
Canadian                                      Suite 4100
                                              Montreal, Quebec
                                              Canada H3B 5H8

Corporation:       BCE Inc.

------------------------------------------------------------------------------------------------------------------------------

Directors and Citizenship                     Address                                         Occupation


Currie, Richard J.                            22 St. Clair Avenue East                        President
Canadian                                      Suite 2001                                      George Weston Limited
                                              Toronto ,Ontario
                                              Canada M4T 2S7

Kaufman, Donna S.                             2 St. Clair Avenue East                         Lawyer; Corporate Director
Canadian                                      Suite 800
                                              Toronto, Ontario
                                              Canada M4T 2T5

Kierans, Thomas E.                            100 Richmond Street West                        Chairman and Chief Executive Officer
Canadian                                      Suite 331                                       Canadian Institute for Advanced
                                              Toronto, Ontario                                Research
                                              Canada M5H 3K6

Levitt, Brian M.                              1321 Sherbrooke Street West                     Corporate Director
Canadian                                      Montreal, Quebec
                                              Canada H3G 1J4

Maxwell, Judith                               250 Albert Street                               President
Canadian                                      Suite 600                                       Canadian Policy Research Networks
                                              Ottawa, Ontario                                 Inc.
                                              Canada K1P 6M1

McArthur, John H.                             Harvard University                              Dean Emeritus
Canadian                                      Graduate School of Business                     Harvard University
                                              Administration                                  Graduate School of Business
                                              Soldiers field                                  Administration
                              Boston, Massachusetts
                                              USA 02163

Monty, Jean C.                                1000 rue de La Gauchetiere Ouest                Chairman, President and
Canadian                                      Suite 3700                                      Chief Executive Officer
                                              Montreal, Quebec                                BCE Inc.
                                              Canada H3B 4Y7

Newall, J. Edward                             2015 Bankers Hall                               Chairman
Canadian                                      855 - 2nd Street S.W.                           Newall & Associates
                                              Calgary, Alberta
                                              Canada T2P 4J7

Saint-Pierre, Guy                             455 Rene-Levesque Blvd. West                    Chairman of the Board
Canadian                                      21st Floor                                      Groupe SNC-Lavalin Inc.
                                              Montreal, Quebec
                                              Canada H2Z 1Z3

Tellier, Paul M.                              935 rue de La Gauchetiere Ouest                 President and Chief Executive Officer
Canadian                                      16th Floor                                      Canadian National Railway Company
                                              Montreal, Quebec
                                              Canada H3B 2M9

Young, Victor L.                              70 O'Leary Avenue                               Chairman and Chief Executive Officer
Canadian                                      St. John's, Newfoundland                        Fishery Products International Limited
                                              Canada A1C 5L1


Officers and Citizenship                      Address                                         Occupation

Anderson, William D.                          1000 rue de La Gauchetiere Ouest                Chief Financial Officer
Canadian                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Boychuk, Michael T.                           1000 rue de la Gauchetiere Ouest                Corporate Treasurer
Canadian                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Monty, Jean C.                                1000 rue de la Gauchetiere Ouest                Chairman, President and
Canadian                                      Suite 3700                                      Chief Executive Officer
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Nicholson, Peter J. M.                        1000 rue de la Gauchetiere Ouest                Chief Strategy Officer
Canadian                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Pickford, Barry W.                            1000 rue de La Gauchetiere Ouest                Vice-President, Taxation
Canadian                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Ryan, Marc J.                                 1000 rue de La Gauchetiere Ouest                Corporate Secretary
Canadian                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Sabia, Michael J.                             1000 rue de La Gauchetiere Ouest                Executive Vice-President
Canadian                                      Suite 1100
                                              Montreal, Quebec
                                              Canada H3B 4Y8

Scott, C. Wesley M.                           181 Bay Street                                  Chief Corporate Officer
Canadian                                      Suite 4700
                                              Toronto, Ontario
                                              Canada M5J 2T3

Turcotte, Martine                             1000 rue de La Gauchetiere Ouest                Chief Legal Officer
Canadian                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Corporation:       Bell Canada

Directors and Citizenship                     Address                                         Occupation

Kahan, James S.                               175 East Houston                                Senior Vice-President,
American                                      11-A-50                                         Corporate Development
                                              San Antonio, Texas                              SBC Communications Inc.
                                              USA 78205

Levitt, Brian M.                              1321 Sherbrooke Street West                     Corporate Director
Canadian                                      Montreal, Quebec
                                              Canada H3G 1J4

Monty, Jean C.                                1000 rue de La Gauchetiere Ouest                Chairman, President and
Canadian                                      Suite 3700                                      Chief Executive Officer
                                              Montreal, Quebec                                BCE Inc.
                                              Canada H3B 4Y7

Mueller, Edward A.                            175 East Houston                                President, SBC
American                                      10-A-50                                         International Operations
                                              San Antonio, Texas                              SBC Communications Inc.
                                              USA 78205

Newall, J. Edward                             2015 Bankers Hall                               Chairman
Canadian                                      855 - 2nd Street S.W.                           Newall & Associates
                                              Calgary, Alberta
                                              Canada T2P 4J7

Saint-Pierre, Guy                             455 Rene-Levesque Blvd. West                    Chairman of the Board
Canadian                                      21st Floor                                      Groupe SNC-Lavalin Inc.
                                              Montreal, Quebec
                                              Canada H2Z 1Z3

Scott, C. Wesley M.                           181 Bay Street                                  Chief Corporate Officer
Canadian                                      Suite 4700                                      BCE Inc.
                                              Toronto, Ontario
                                              Canada M5J 2T3

Sheridan, John W.                             483 Bay Street                                  Vice-Chair - Market Groups
Canadian                                      Floor 6 North                                   Bell Canada
                                              Toronto, Ontario
                                              Canada M5G 2E1

Tellier, Paul M.                              935 rue de La Gauchetiere Ouest                 President and Chief Executive Officer
Canadian                                      16th Floor                                      Canadian National Railway Company
                                              Montreal, Quebec
                                              Canada H3B 2M9

Officers and Citizenship                      Address                                         Occupation

Blouin, Pierre J.                             2920 Matheson Blvd. East                        President, Bell Mobility
Canadian                                      9th Floor
                                              Mississauga, Ontario
                                              Canada L4W 4M7

Boychuk, Michael T.                           1000 rue de La Gauchetiere Ouest                Vice-President and Treasurer
Canadian                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Courtois, Bernard A.                          105 Hotel de Ville                              Chief Strategy Officer
Canadian                                      6th Floor South
                                              Hull, Quebec
                                              Canada J8X 4H7

Cox, David R.                                 483 Bay Street                                  Chief Information Officer
Canadian                                      Floor 6 North
                                              Toronto, Ontario
                                              Canada M5G 2E1

Davis, Gary M.                                1000 rue de La Gauchetiere Ouest                Vice-President and
Canadian                                      Suite 700                                       Corporate Controller
                                              Montreal, Quebec
                                              Canada H3B 4W5

Engel, Rudolf M. E.                           483 Bay Street                                  Senior Vice-President
Canadian                                      Floor 6 North                                   Consumer Markets, Sales and
                                              Toronto, Ontario                                Service
                                              Canada M5G 2E1

Gillette, Thomas J.                           483 Bay Street                                  Senior Vice-President - Sales
Canadian                                      Floor 6 North
                                              Toronto, Ontario
                                              Canada M5G 2E1

Goulet, Josee                                 1600 Rene-Levesque Blvd. West                   President, Bell ActiMedia
Canadian                                      Suite 1850
                                              Montreal, Quebec
                                              Canada H3H 1P9

Hope, Tomasz S.                               483 Bay Street                                  Chief Technology Officer
Canadian                                      Floor 6 North
                                              Toronto, Ontario
                                              Canada M5G 2E1

Klug, Jonathan P.                             1000 rue de La Gauchetiere Ouest                Chief Financial Officer
American                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Lalande, Sylvie                               87 Ontario Street West                          Chief Communications Officer
Canadian                                      Suite 500
                                              Montreal, Quebec
                                              Canada H2X 1Y8

Marier, Guy                                   87 Ontario Street West                          President - Bell Quebec
Canadian                                      Suite 500
                                              Montreal, Quebec
                                              Canada H2X 1Y8

McGee, Timothy E.                             483 Bay Street                                  Chief Legal Officer and
Canadian                                      Floor 6 North                                   Corporate Secretary
                                              Toronto, Ontario
                                              Canada M5G 2E1

Monty, Jean C.                                1000 rue de La Gauchetiere Ouest                Chairman and Chief Executive
Canadian                                      Suite 3700                                      Officer
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Mosey, Robert T.                              483 Bay Street                                  President - Bell Ontario
Canadian                                      Floor 6 North
                                              Toronto, Ontario
                                              Canada M5G 2E1

Pickford, Barry W.                            1000 rue de La Gauchetiere Ouest                Vice-President, Taxation
Canadian                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Reynolds, Randall J.                          483 Bay Street                                  President, Bell Nexxia
Canadian                                      Floor 6 North
                                              Toronto, Ontario
                                              Canada M5G 2E1

Sabia, Michael J.                             1000 rue de La Gauchetiere Ouest                Vice-Chair - Corporate
Canadian                                      Suite 1100
                                              Montreal, Quebec
                                              Canada H3B 4Y8

Scott, Sheridan E.                            105 Hotel de Ville                              Chief Regulatory Officer
Canadian                                      6th  Floor
                                              Hull, Quebec
                                              Canada J8X 4H7

Shedleur, Pierre                              930 rue D'Aiguillon                             Senior Vice President -
Canadian                                      Suite 100                                       Business Markets, Quebec
                                              Quebec, Quebec
                                              Canada G1R 5M9

Sheridan, John W.                             483 Bay Street                                  Vice-Chair - Market Groups
Canadian                                      Floor 6 North
                                              Toronto, Ontario
                                              Canada M5G 2E1

Sheriff, Karen H.                             483 Bay Street                                  Chief Marketing Officer
American                                      Floor 6 North
                                              Toronto, Ontario
                                              Canada M5G 2E1

Southwell, David A.                           483 Bay Street                                  President - Network Operations
Canadian                                      Floor 6 North
                                              Toronto, Ontario
                                              Canada M5G 2E1

Tremblay, Normand                             483 Bay Street                                  Senior Vice-President - Bell ISP
Canadian                                      Floor 6 North
                                              Toronto, Ontario
                                              Canada M5G 2E1

Went, Pamela A.                               87 Ontario Street West                          Senior Vice-President -
Canadian                                      Suite 500                                       Consumer Markets
                                              Montreal, Quebec
                                              Canada H2X 1Y8

Wood, Garry M.                                5055 Satellite Drive                            President, Bell Distribution Inc.
Canadian                                      Unit 1
                                              Mississauga, Ontario
                                              Canada L4W 5K7

Wyman, Georgina                               1000 rue de La Gauchetiere Ouest                Chief Human Resources Officer
Canadian                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7


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
Corporation:      Bell Canada Holdings Inc.

Directors and Citizenship                     Address                                         Occupation

Kahan, James S.                               175 East Houston                                Senior Vice-President,
American                                      11-A-50                                         Corporate Development
                                              San Antonio, Texas                              SBC Communications Inc.
                                              USA 78205

Levitt, Brian M.                              1321 Sherbrooke Street West                     Corporate Director
Canadian                                      Montreal, Quebec
                                              Canada H3G 1J4

Levitt, Brian M.                              1321 Sherbrooke Street West                     Corporate Director
Canadian                                      Montreal, Quebec
                                              Canada H3G 1J4

Mueller, Edward A.                            175 East Houston                                President, SBC
American                                      10-A-50                                         International Operations
                                              San Antonio, Texas                              SBC Communications Inc.
                                              USA 78205

Newall, J. Edward                             2015 Bankers Hall                               Chairman
Canadian                                      855 - 2nd Street S.W.                           Newall & Associates
                                              Calgary, Alberta
                                              Canada T2P 4J7

Saint-Pierre, Guy                             455 Rene-Levesque Blvd West                     Chairman of the Board
Canadian                                      21st Floor                                      Groupe SNC-Lavalin Inc.
                                              Montreal, Quebec
                                              Canada H2Z 1Z3

Scott, C. Wesley M.                           181 Bay Street                                  Chief Corporate Officer
Canadian                                      Suite 4700                                      BCE Inc.
                                              Toronto, Ontario
                                              Canada M5J 2T3

Sheridan, John W.                             483 Bay Street                                  Vice-Chair - Market Groups
Canadian                                      Floor 6 North                                   Bell Canada
                                              Toronto, Ontario
                                              Canada M5G 2E1

Tellier, Paul M.                              935 rue de La Gauchetiere Ouest                 President and Chief Executive Officer
Canadian                                      16th Floor                                      Canadian National Railway Company
                                              Montreal, Quebec
                                              Canada H3B 2M9

Officers and Citizenship                      Address                                         Occupation


Klug, Jonathan P.                             1000 rue de La Gauchetiere Ouest                Chief Financial Officer
American                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Masse, David G.                               1000 rue de La Gauchetiere Ouest                Assistant Corporate Secretary
Canadian                                      Suite 4100
                                              Montreal, Quebec
                                              Canada H3B 5H8

McGee, Timothy E.                             483 Bay Street                                  Corporate Secretary
Canadian                                      Floor 6 North
                                              Toronto, Ontario
                                              Canada M5G 2E1

Monty, Jean C.                                1000 rue de La Gauchetiere Ouest                Chairman of the Board
Canadian                                      Suite 3700
                                              Montreal, Quebec
                                              Canada H3B 4Y7

Scott, C. Wesley M.                           181 Bay Street                                  President
Canadian                                      Suite 4700
                                              Toronto, Ontario
                                              Canada M5J 2T3


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